EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-05799) on Form S-8 of A. O. Smith Retirement Security Plan of our report dated June 19, 2015, with respect to the statements of net assets available for benefits of the A. O. Smith Retirement Security Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the A. O. Smith Retirement Security Plan.

/s/ REILLY, PENNER & BENTON LLP

Milwaukee, Wisconsin

June 19, 2015